                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                               (Amendment No. __)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          PEGASUS COMMUNICATIONS CORP.
                      -----------------------------------
                                (Name of Issuer)

                                  Common Stock
                      -----------------------------------
                         (Title of Class of Securities)

                                   705904 10 0
                      -----------------------------------
                                 (CUSIP Number)


                                December 31, 2000
------------------------------------------------------------------------------
            (Date of Event, Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)

      |_|   Rule 13d-1(c)

      |_|   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  705904 10 0                                         Page 2 of 7 Pages

--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

      Alta Subordinated Debt Partners III, L.P. 04-3152135
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group      (a) X
                                                            (b)

--------------------------------------------------------------------------------
  (3) SEC Use Only

--------------------------------------------------------------------------------
  (4) Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
Number Of Shares                          (5) Sole Voting Power              -0-
Beneficially Owned
By Each Reporting                         (6) Shared Voting Power     15,596,332
Person With                                   Please also refer to Attachment A
                                          (7) Sole Dispositive Power   1,129,092
                                              Please also refer to Attachment A

                                          (8) Shared Dispositive Power       -0-
                                              Please also refer to Attachment A

  (9) Aggregate Amount Beneficially Owned By Each Reporting Person

      15,596,332 Please also refer to Attachment A
--------------------------------------------------------------------------------
  (10) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11) Percent Of Class Represented By Amount In Row (11)

       33.8% Please also refer to Attachment A
--------------------------------------------------------------------------------
  (12) Type Of Reporting Person

       PN
--------------------------------------------------------------------------------
                           *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  705904 10 0                                        Page 3 of 7 Pages

--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

      Alta Communications VI, L.P. 04-3318877
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group      (a) X
                                                            (b)

--------------------------------------------------------------------------------
  (3) SEC Use Only

--------------------------------------------------------------------------------
  (4) Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
Number Of Shares                          (5) Sole Voting Power              -0-
Beneficially Owned
By Each Reporting                         (6) Shared Voting Power     15,596,332
Person With                                   Please also refer to Attachment A
                                          (7) Sole Dispositive Power   1,878,027
                                              Please also refer to Attachment A

                                          (8) Shared Dispositive Power       -0-

  (9) Aggregate Amount Beneficially Owned By Each Reporting Person

      15,596,332 Please also refer to Attachment A
--------------------------------------------------------------------------------
  (10) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11) Percent Of Class Represented By Amount In Row (11)

       33.8% Please also refer to Attachment A
--------------------------------------------------------------------------------
  (12) Type Of Reporting Person

       PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  705904 10 0                                        Page 4 of 7 Pages

--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

      Alta Comm S by S, LLC 04-3314643
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group      (a) X
                                                            (b)

--------------------------------------------------------------------------------
  (3) SEC Use Only

--------------------------------------------------------------------------------
  (4) Citizenship or Place of Organization

      Massachusetts
--------------------------------------------------------------------------------
Number Of Shares                          (5) Sole Voting Power              -0-
Beneficially Owned
By Each Reporting                         (6) Shared Voting Power     15,596,332
Person With                                   Please also refer to Attachment A
                                          (7) Sole Dispositive Power      42,773
                                              Please also refer to Attachment A

                                          (8) Shared Dispositive Power       -0-

  (9) Aggregate Amount Beneficially Owned By Each Reporting Person

      15,596,332 Please also refer to Attachment A
--------------------------------------------------------------------------------
  (10) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11) Percent Of Class Represented By Amount In Row (11)

       33.8% Please also refer to Attachment A
--------------------------------------------------------------------------------
  (12) Type Of Reporting Person

       CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 5.   Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.   Identification and Classification of Members of the Group

Please refer to Attachment A

Item 9.   Notice of Dissolution of Group

Not applicable

Item 10.  Certification

Not applicable

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February   13, 2001

Alta Subordinated Debt Partners III, L.P.

By: Alta Subordinated Debt Management III, L.P.

By: /s/ Eileen McCarthy,
    _______________________
    Eileen McCarthy, General Partner

Alta Communications VI, L.P.

By: Alta Communications VI Management Partners, L.P.

By: /s/ Eileen McCarthy,
    _______________________
    Eileen McCarthy, General Partner

Alta Comm S by S, LLC

By: /s/ Eileen McCarthy,
    _______________________
    Eileen McCarthy, Member

             Attachment A / Pegasus Communications Corp. ("Pegasus")

SUMMARY: On May 5, 2000, Pegasus acquired Golden Sky Holdings, Inc. As a result of this acquisition, the reporting entities, Alta Subordinated Debt Partners III, L.P. ("Alta Sub Debt III"), Alta Communications VI, L.P. ("Alta VI") and Alta Comm S by S, LLC ("Alta S by S"), as shareholders of Golden Sky, were issued shares of Pegasus' Class A Common Stock. Also in connection with the acquisition, these Golden Sky shareholders (the three entities listed above) and entities affiliated with Spectrum Equity Investors ("Spectrum") and Fleet Venture Resources ("Fleet") entered into an amended and restated Voting Agreement dated May 5, 2000. As parties to this agreement, they may be deemed to share voting power with respect to the shares owned by these shareholders. Alta Sub Debt III, Alta VI and Alta S by S disclaim all beneficial ownership of the shares held by Spectrum and Fleet. Please refer to this Amended Voting Agreement which was filed as an exhibit to the Schedule 13D and received by the SEC on 5/15/2000.

      At December 31, 2000, the beneficial ownership, giving effect to the subsequent stock split and stock distribution activity and related to the entities who are party to the Voting Agreement, is as follows:

     Voting Agreement Party                     Common Shares
     ----------------------                     -------------
Alta Subordinated Debt Ptrs III, L.P            1,129,092
Alta Communications VI L.P.                     1,878,027
Alta Comm S by S, LLC                              42,773
Entities affiliated with Fleet                  1,005,524
Entities affiliated with Spectrum               1,612,128
Entities affiliated with Pegasus                9,928,788
                                                ---------

                                               15,596,332 Total common shares

      Burr, Egan, Deleage & Co. directly or indirectly provides investment advisory services to various venture capital funds including Alta Sub Debt III. The General Partners of Alta Sub Debt III exercises sole voting and investment power with respect to the securities held by the fund.

      Alta Communications, Inc. directly or indirectly provides investment advisory services to several venture capital funds including Alta VI and Alta S by S. The respective general partner of Alta VI and the members of Alta S by S exercise sole voting and investment powers with respect to the securities held by the funds.

      The General Partners of Alta Subordinated Debt Management III, L.P. (which is the general partner of Alta Sub Debt III) may be deemed to share voting and investment powers for the securities held by the fund. Likewise, the General Partners of Alta Communications VI Management Partners, L.P. (which is the general partner of Alta VI) and the members of Alta S by S may be deemed to share voting and investment powers with respect to the securities held by these respective funds. These general partners and members disclaim beneficial ownership of all such securities held by the fund except to the extent of their proportionate pecuniary interests therein.

      Mr. Robert Benbow, a director of the company, is a General Partner of Alta Subordinated

Debt Management III, L.P. and also a General Partner of Alta Communications VI Management Partners, L.P. As a general partner of these two funds, he may be deemed to share voting and investment powers with respect to the shares held by each fund. Mr. Benbow disclaims beneficial ownership of the shares held by these funds except to the extent of his proportionate pecuniary interests therein. Mr. Benbow disclaims beneficial ownership to all the shares held by Alta S by S. Mr. Benbow holds a stock option for 10,000 shares of common stock of the company as of December 31, 2000.